SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 March 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Report & Accounts 2009 dated 17 March 2010
99.2	Holding(s) in Company dated 18 March 2010
99.3	Holding(s) in Company dated 23 March 2010

Exhibit No: 99.1

17 March 2010

InterContinental Hotels Group PLC
Annual Financial Report 2009

In accordance with the Listing Rules, InterContinental Hotels Group PLC
(the "Company") has submitted the following documents to the UK Listing Authority today. These will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone no: +44 (0)20 7066 1000).

·
Annual Report and Financial Statements 2009
·
Annual Review and Summary Financial Statement 2009
·
Chairman's letter

http://www.ihgplc.com/reports

·
Notice of 2010 Annual General Meeting
Form of Proxy

http://www.ihgplc.com/AGM

The above documents (with the exception of the Form of Proxy) can be accessed on the Company's website
www.ihgplc.com/investors
under shareholder centre or by using the above URLs.

Pursuant to the Disclosure and Transparency Rules, two copies of the proposed new Articles of Association of the Company, to be put to shareholders for approval at the Annual General Meeting, have also been submitted to the UK Listing Authority. A summary of the proposed changes is set out in the Notice of 2010 Annual General Meeting and the draft Articles of Association, highlighting the proposed amendments, are available for inspection at:

·
the Company's registered office at Broadwater Park, Denham, Buckinghamshire, UB9 5HR;
·
the offices of Linklaters LLP at One Silk Street, London, EC2Y 8HQ; and
·
on the Company's website at
http://www.ihgplc.com/corporategovernance

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 4,400 hotels and more than 645,000 guest rooms in over 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club
®

Rewards
with 48 million members worldwide.

IHG has nearly 1,400 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media
.

For further information, please contact:
Investor Relations (Alex Shorland-Ball; Catherine Dolton): +44 (0) 1895 512176
Media Affairs (Leslie McGibbon; Emma Corcoran): +44 (0) 1895 512425; +44 (0) 1895 512275

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BLACKROCK, INC.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	15.03.2010
6. Date on which issuer notified:	17.03.2010
7. Threshold(s) that is/are crossed or reached:	ABOVE 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	14,062,038	14,062,038	N/A	N/A	14,182,518	N/A	4.93%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD	N/A	N/A	N/A	252,080	Nominal	Delta
					0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,434,598	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 14,434,598 (5.02%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

Exhibit No: 99.3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BLACKROCK, INC.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	19.03.2010
6. Date on which issuer notified:	22.03.2010
7. Threshold(s) that is/are crossed or reached:	BELOW 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	14,182,518	14,182,518	N/A	N/A	13,904,289	N/A	4.83%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD	N/A	N/A	N/A	252,080	Nominal	Delta
					0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,156,369	4.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 14,156,369 (4.92%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 March 2010